SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 23, 2007

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Amount to be paid for stock acquisition rights pursuant to a stock option compensation plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS (Millea Holdings, Inc.)

July 23, 2007	By:	/s/ TAKASHI ITO
Takashi Ito
General Manager,
Legal Department

Item 1

(English translation)

July 23, 2007

Millea Holdings, Inc.
President: Shuzo Sumi
TSE code number: 8766

Amount to be paid for stock acquisition rights

pursuant to a stock option compensation plan

Millea Holdings, Inc. (the “Company”) announced today that it has determined the amount to be paid for the stock acquisition rights to be allotted to the Company’s directors and corporate auditors, to the directors (including non-members of the board) and corporate auditors of its wholly-owned subsidiary, Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”) and to the directors and corporate auditors of its wholly-owned subsidiary, Tokio Marine & Nichido Life Insurance Co., Ltd. (“Tokio Marine & Nichido Life”) in accordance with the resolution of the Board of Directors dated July 5, 2007.

1. Name of the Stock Acquisition Rights

July 2007 Millea Holdings Stock Acquisition Rights (stock option scheme under a stock-linked compensation plan) (the “Stock Acquisition Rights”)

2. Total number of the Stock Acquisition Rights

867 stock acquisition rights.

3. Amount to be paid for the Stock Acquisition Rights

491,700 yen for each stock acquisition right.

(4,917 yen for each stock.)

4. Date of allotment of the Stock Acquisition Rights

Date of allotment of the Stock Acquisition Rights is July 23, 2007.

5. Date of payment of consideration in exchange of the Stock Acquisition Rights

Date of payment of consideration in exchange of the Stock Acquisition Rights is July 23, 2007.

6. Persons allotted with the Stock Acquisition Rights

Persons allotted with the Stock Acquisition Rights	Number of persons	Number of the Stock Acquisition Rights alloted
Directors and corporate auditors of the Company	17	141
Directors (including non-member of the board) and corporate auditors of Tokio Marine & Nichido	45	648
Directors and corporate auditors of Tokio Marine & Nichido Life	8	78
Total	70	867

(Note) Since some directors and corporate auditors of the Company, Tokio Marine & Nichido and Tokio Marine & Nichido Life hold concurrent offices in more than one of the three companies, the actual number of the persons who will be allotted with the Stock Acquisition Rights is 65.

For further information, please contact:

Kazuyuki Nakano

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-5223-3213